VIA EDGAR TRANSMISSION

Ms. Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Re:	GigCapital7 Corp.

Registration Statement on Form S-1

Filed June 7, 2024

File No. 333-280015

Dear Ms. Gorman:

Please accept this letter as an amendment to the Registration Statement on Form S-1 (File No. 333-280015) filed with the Securities and Exchange Commission on June 7, 2024 (as amended, the “Registration Statement”) to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, onto the cover page of the Registration Statement to read as follows:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

If you have any questions or comments in connection with this delaying amendment, please contact Elena Nrtina (415 836 2533) of DLA Piper LLP (US).

Kind regards,
GIGCAPITAL7 CORP.

By:	/s/ Avi S Katz
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer and Chairman